767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Marquee Raine Acquisition Corp.

65 East 55th Street, 24th Floor

New York, NY 10022

VIA EDGAR

July 23, 2021

Stacey Peikin

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Marquee Raine Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 24, 2021
File No. 333-256147

Dear Ms. Peikin

On behalf of Marquee Raine Acquisition Corp. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 19, 2021 (the “Comment Letter”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-256147) filed by the Company on June 24, 2021 (the “Registration Statement”). The responses are based on information provided to us by the Company. Amendment No. 2 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 2”). Captions and page references herein correspond to those set forth in Amendment No. 2.

Ms. Peikin

July 23, 2021

Amendment No. 1 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus Sponsor Agreement, page 7

1.	Please revise to discuss the “certain anti-dilution rights set forth in Section 17 of MRAC’s amended and restated memorandum and articles of association” that the Sponsor agreed to waive.

The Company respectfully advises the Staff that it has revised the disclosure on page 8 of Amendment No. 2 in response to the Staff’s comment.

Interests of MRAC’s Directors and Executive Officers in the Business Combination, page 12

2.

We note the revised disclosure in response to our prior comment 3. We note specifically in the fourth bullet that “As of March 31, 2021, no amounts were incurred or accrued in respect of such expense reimbursement obligation.” Please revise the fourth bullet under this heading (page 13) to quantify any amounts in light of the disclosure in footnote 5 on page 17, the disclosure under “Administrative Support Agreement” referenced on page 197, and disclosures added in response to our prior comment 6, or explain otherwise.

The Company respectfully advises the Staff that it has revised the disclosure on page 13 of Amendment No. 2 in response to the Staff’s comment.

3.

Please revise here and on page 124 to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

The Company respectfully advises the Staff that it has revised the disclosure on pages 12, 48 and 126 of Amendment No. 2 in response to the Staff’s comment.

Sources and Uses of Funds for the Business Combination, page 17

4.

We note the revised disclosure in response to our prior comment 6. Please revise footnote 5 to provide additional detail of the various expenses included in the $50 million of transaction expenses and specifically any related-party interests or payments, including any payments that will be made under the Administrative Support Agreement.

The Company respectfully advises the Staff that is has revised the disclosure on page 18 of Amendment No. 2 in response to the Staff’s comment.

Risk Factors, page 23

5.

Disclose the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company respectfully advises the Staff that it has revised the disclosure on page 52 of Amendment No. 2 in response to the Staff’s comment.

Ms. Peikin

July 23, 2021

Public shareholders who do not redeem their public shares will experience immediate dilution, page 57

6.

We note the disclosure in response to our prior comment 1. Please revise to provide disclosure of the impact of all significant sources of dilution including the convertible loans and convertible preferred stock identified on pages 235—236 and F-81—F-85.

The Company respectfully advises the Staff that, pursuant to the terms of the Merger Agreement, the consideration to be delivered to security holders of Enjoy at the consummation of the Business Combination is based upon a fully-diluted equity value of Enjoy. As such, the share consideration previously disclosed in the first bullet point in the applicable risk factor disclosure on page 59 of Amendment No. 1 (namely, the approximately 101,935,589 shares of New Enjoy Common Stock anticipated to be issued as consideration in the Business Combination, valued at $10.00 per share) is inclusive of the consideration that is payable in respect of – and therefore, addresses the dilutive impact to public shareholders from – the convertible loans and convertible preferred stock of Enjoy identified on pages 235-236 and F-81 – F-85.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, page 61

7.

Please revise to disclose the material risks to public warrant holders arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company respectfully advises the Staff that it has revised the disclosure on pages 63 and 64 of Amendment No. 2 in response to the Staff’s comment.

Risks Related to Redemption, page 65

8.

We note your response and revised disclosure in response to our prior comment 9 and reissue in part. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Company respectfully advises the Staff that it has revised the disclosure on page 69 of Amendment No. 2 in response to the Staff’s comment.

Ms. Peikin

July 23, 2021

U.S. Federal Income Tax Considerations, page 157

9.

We note your response and revised disclosure in response to our prior comment 14 including a tax opinion provided by Weil Gotshal & Manges LLP related to the tax treatment of the domestication as an F reorganization. We note, however, that the Effects of the Domestication to U.S. Holders section on page 158 appears to contain other material federal income tax consequences which are not covered by the tax opinion but should be. Please revise this section accordingly to reflect that it is the opinion of counsel and file a tax opinion that addresses the material federal income tax consequences to investors. For guidance, please refer to Section III of Staff Legal Bulletin 19 dated October 14, 2011.

The Company respectfully advises the Staff that it has revised the disclosure on page 161 of Amendment No. 2 and has provided an updated Exhibit 8.1 in response to the Staff’s comment.

MRAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commitments and Contingencies

Underwriting Agreement, page 198

10.

It appears that the deferred underwriters’ commissions remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

The Company respectfully advises the Staff that it has revised the disclosure on page 201 of Amendment No. 2 in response to the Staff’s comment.

Letter from Ron Johnson, Enjoy Founder and Chief Executive Officer, page 202

11.

We note the revised CEO Letter on page 202 in response to our prior comment 19 and reissue our comment in part. Please revise to include the amount of the Company’s losses for 2019 and 2020 in order to balance the revenue and growth projections.

The Company respectfully advises the Staff that it has revised the disclosure on page 205 of Amendment No. 2 in response to the Staff’s comment.

General

12.

In an appropriate place in your prospectus, please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

The Company respectfully advises the Staff that it has revised the disclosure on pages 13, 49 and 127 of Amendment No. 2 in response to the Staff’s comment.

Ms. Peikin

July 23, 2021

13.

In an appropriate place in your prospectus, please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and the recent trading prices as compared to the price paid.

The Company respectfully advises the Staff that the Sponsor does not currently have an ownership interest in the target company. However, the Company has revised the disclosure on pages 13, 49 and 127 in response to the Staff’s comment in order to more clearly address the Sponsor’s interest in the Company, based on the transaction value and recent trading prices as compared to the price paid.

14.

In an appropriate place in your prospectus, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Company respectfully advises the Staff that it has revised the disclosure on pages 12, 48 and 126 of Amendment No. 2 in response to the Staff’s comment.

15.

In an appropriate place in your prospectus, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The Company respectfully advises the Staff that it has revised the disclosure on page 60 of Amendment No. 2 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc: Crane H. Kenney, Co-Chief Executive Officer, Marquee Raine Acquisition Corp.